Inland Retail Real Estate Trust, Inc.
Sticker Supplement

This Sticker Supplement No. 15 dated September 5, 2000 to our Prospectus dated February 11, 1999 summarizes Supplement No. 15 which updates information in the "Plan of Distribution," "Investment Objectives and Policies" and "Management" sections of our Prospectus. Supplement No. 15 expands upon, supplements, modifies or supersedes certain information contained in the Prospectus and its Supplement No. 14 dated August 2, 2000, and must be read in conjunction with our Prospectus and that Supplement. Any word that is capitalized in this Supplement but not defined has the same meaning as in our Prospectus.

Investment Objectives and Policies

The distribution level was increased to $.78 per share per annum, effective October 1, 2000, beginning with the distribution to be paid on November 7, 2000.

Plan of Distribution

Update

As of August 31, 2000, we had sold 9,141,453 shares resulting in gross proceeds of $91,348,658. Inland Securities Corporation, an affiliate of our Advisor, serves as dealer manager of this Offering and is entitled to receive selling commissions and certain other fees, as discussed further in our Prospectus. As of August 31, 2000, we have incurred $8,138,050 of commissions and fees payable to Inland Securities Corporation, which will result in our receipt of $83,210,608 of net proceeds from the sale of those 9,141,453 shares. An additional 163,133 shares have been sold pursuant to our Distribution Reinvestment Program as of August 31, 2000, for which we have received additional net proceeds of $1,549,766. As of August 31, 2000, we had repurchased 6,914 shares through our Shares Repurchase Program. As a result, our gross offering proceeds total approximately $92,836,000 as of August 31, 2000, including amounts raised through our Distribution Reinvestment Program, net of shares repurchased through our Share Repurchase Program. We also pay an affiliate of our Advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. As of December 31, 1999, we have incurred and paid property management fees of $225,665, of which $203,235 were retained by the mentioned affiliate of our Advisor. Our Advisor may also receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly. As of the end of our last fiscal year ending December 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the money that we raise in this Offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling $1,002,960 are included in the purchase prices we have paid for all our properties purchased through August 31, 2000. As of August 31, 2000, we had invested approximately $67,900,000 in properties that we purchased for an aggregate purchase price of approximately $190,000,000. After expenditures for organization and offering expenses and acquisition expenses and establishing appropriate reserves, as of August 31,2000, we had net offering proceeds of approximately $10,900,000 available for investment in additional properties.

SUPPLEMENT NO. 15
DATED SEPTEMBER 5, 2000
TO THE PROSPECTUS DATED FEBRUARY 11, 1999
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 15 to you in order to supplement our Prospectus. This Supplement updates information in the "Plan of Distribution," "Investment Objectives and Policies," and "Management" sections of our Prospectus. This Supplement No. 15 expands upon, supplements, modifies or supersedes certain information contained in the Prospectus and its Supplement No. 14 dated August 2, 2000 and must be read in conjunction with our Prospectus and that Supplement. Any word that is capitalized in this Supplement but not defined has the same meaning as in our Prospectus.

Plan of Distribution

Update

As of August 31, 2000, we had sold 9,141,453 shares resulting in gross proceeds of $91,348,658. Inland Securities Corporation, an affiliate of our Advisor, serves as dealer manager of this Offering and is entitled to receive selling commissions and certain other fees, as discussed further in our Prospectus. As of August 31, 2000, we have incurred $8,138,050 of commissions and fees payable to Inland Securities Corporation, which will result in our receipt of $83,210,608 of net proceeds from the sale of those 9,141,453 shares. An additional 163,133 shares have been sold pursuant to our Distribution Reinvestment Program as of August 31, 2000, for which we have received additional net proceeds of $1,549,766. As of August 31, 2000, we had repurchased 6,914 shares through our Shares Repurchase Program. As a result, our gross offering proceeds total approximately $92,836,000 as of August 31, 2000, including amounts raised through our Distribution Reinvestment Program, net of shares repurchased through our Share Repurchase Program. We also pay an affiliate of our Advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. As of December 31, 1999, we have incurred and paid property management fees of $225,665, of which $203,235 were retained by the mentioned affiliate of our Advisor. Our Advisor may also receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly. As of the end of our last fiscal year ending December 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the money that we raise in this Offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling $1,002,960 are included in the purchase prices we have paid for all our properties purchased through August 31, 2000. As of August 31, 2000, we had invested approximately $67,900,000 in properties that we purchased for an aggregate purchase price of approximately $190,000,000. After expenditures for organization and offering expenses and acquisition expenses and establishing appropriate reserves, as of August 31,2000, we had net offering proceeds of approximately $10,900,000 available for investment in additional properties.

Investment Objectives and Policies

Distributions

The distribution level was increased to $0.78 per share per annum, effective October 1, 2000, beginning with the distribution to be paid on November 7, 2000.

Management

Directors and Executive Officers of the Company

Effective August 15, 2000, Samuel A. Orticelli resigned as our Secretary in order to pursue other opportunities, and Scott W. Wilton was elected by our Board of Directors to the position of Secretary.

Scott W. Wilton (age 39, as of January 1, 2000) has been our assistant secretary since August 2000. Mr. Wilton joined The Inland Group, Inc. in January 1995. He is Assistant Vice President of The Inland Real Estate Group, Inc. and Assistant Counsel with The Inland Real Estate Group, Inc. Law Department. Mr. Wilton is involved in all aspects of our business, including real estate acquisitions and financing, securities law and corporate governance matters, leasing and tenant matters, and litigation management. He received B.S. degrees in Economics and History from the University of Illinois at Champaign (1982) and his law degree from Loyola University of Chicago, Illinois (1985). Prior to joining The Inland Group, Inc., Mr. Wilton worked for the Chicago law firm of Williams, Rutstein, Goldfarb, Sibrava and Midura, Ltd., specializing in real estate and corporate transactions and litigation.